UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 23, 2022

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 23, 2022, Immatics N.V. (the “Company” or “Immatics”) announced the treatment of the first patient in its Phase 1b expansion cohort (NCT03686124) evaluating IMA203CD8, the company’s 2nd generation TCR-T monotherapy approach where a proprietary CD8αβ co-receptor is added to PRAME-specific IMA203 T cells. The IMA203CD8 Phase 1b dose expansion cohort is expected to enroll up to 24 patients with different types of solid tumors across several clinical trial sites in the U.S. and in Germany.

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351 and 333-240260) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated August 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: August 23, 2022
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer